Exhibit 19.1
Opendoor Technologies Inc.
Insider Trading and Trading Window Policy
August 22, 2024

1.PERSONS SUBJECT TO THIS POLICY
This policy applies to all directors, executive officers, and other employees of Opendoor Technologies Inc. and its subsidiaries (collectively, “Opendoor”), and individuals who act as consultants or contractors to Opendoor. Individuals subject to this policy are responsible for ensuring that members of their household, and those who are subject to their influence or control, also comply with this policy. This policy also applies to any entities controlled by individuals subject to the policy, including any corporations, limited liability companies, partnerships or trusts, and transactions by these entities should be treated for the purposes of this policy and applicable securities laws as if they were for the individual’s own account.
2.POLICY AGAINST INSIDER TRADING
2.1General Prohibition. During the course of your employment, directorship, consultancy or engagement with Opendoor, as applicable, you may receive “material nonpublic information” about Opendoor or about other companies with which Opendoor has business dealings. Because of your access to this material nonpublic information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in Opendoor’s securities, or securities of another company, or disclosing such information to a third party who trades on the basis of such information (a “tippee”). You must comply with the federal and state securities laws and with Opendoor’s policies. It is illegal and a violation of this policy for you to buy or sell Opendoor’s securities, or the securities of companies working with Opendoor (such as through a major contract, a joint venture, or business combination), on the basis of material nonpublic information, if such information is obtained in the course of your employment or service with the Company. Further, it is a violation of this policy for you to buy or sell securities of Opendoor’s competitors on the basis of material nonpublic information about Opendoor or any other company. It is also illegal and a violation of this policy for you to pass such information on to others who use it to buy or sell Opendoor’s securities. In addition, it is a violation of this policy for you to directly or indirectly communicate material nonpublic information to anyone outside the Company (except in accordance with the Company’s policies regarding confidential information) or to anyone within the Company other than on a “need-to-know” basis. It is also Opendoor’s policy that Opendoor will not engage in transactions in Opendoor securities while aware of material nonpublic information relating to Opendoor or Opendoor securities. In all cases, the responsibility for determining whether you are in possession of material nonpublic information rests with you, and any action on the part of Opendoor, the Chief Legal Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
2.2“Material Nonpublic Information.”
2.2.1“Material.” As a practical matter, it is sometimes difficult to determine whether you possess material nonpublic information. The key to determining whether nonpublic information you possess about Opendoor is material nonpublic information is whether dissemination of the information would likely affect the market price of Opendoor’s stock or would likely be considered important, or “material,” by a reasonable investor who is considering trading in Opendoor’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. Also, information that something is likely to happen in the future – or even just that it may happen – could be deemed material. If you possess material nonpublic information, you may not trade in Opendoor’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forgo a proposed transaction in Opendoor’s securities even if you planned to execute the transaction prior to learning of the material nonpublic information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting.
2.2.2“Nonpublic.” Nonpublic information is information that has not been announced publicly, such as by press release, conference call, filing with the U.S. Securities and Exchange Commission (“SEC”) or similar means of public dissemination reasonably designed to provide broad, non-exclusionary distribution of the information. The circulation of rumors, even if accurate and reported in the media, does not constitute public dissemination. In addition, even after a public announcement, a reasonable period of time may need to lapse in order for the market to react to the information. Generally, the passage of two full trading days following release of the information the public is a reasonable waiting period before such information is deemed to be public. Although by no means an all-inclusive list, information about the following items may be considered to be material nonpublic information until it is publicly disseminated:
●financial results or forecasts for a given fiscal period, including (but not limited to): revenue, contribution profit, contribution margin, adjusted EBITDA, adjusted net income/loss, and home resales;
●important business developments like significant transactions and new (or changes to existing) partnerships;
●significant changes to major business lines or products (i.e., launching a new major product, or exiting or winding down a large market or product);
●new business partnerships or joint ventures;
●acquisitions or sales of companies, business units or other assets;
●high-level strategy regarding pricing changes or policies on an aggregate basis;
●pending public or private sales of debt or equity securities;
●possible tender offers;
●changes to senior management or directors or control of Opendoor;
●declaration of stock splits, dividends or changes in dividend policy and repurchase plans;
●major contract awards or cancellations or other contracts with vendors or other developments regarding licensors, collaborators, customers or suppliers;
●significant write-offs or material impairments;
●significant litigation proceedings, filings or results;
●incidents involving cybersecurity and data protection;
●regulatory and other government investigations, settlements or developments;
●cybersecurity or data security incidents;
●defaults on borrowings; or
●impending bankruptcy or receivership.

2.3Other Conduct Prohibited by This Policy.
2.3.1Tipping. Use of material nonpublic information by someone for personal gain, or to pass on, or “tip,” the material nonpublic information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. Further, you may never recommend to another person that they buy, hold or sell Opendoor’s securities. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee.
2.3.2Discussions with Persons Outside Opendoor. You may not discuss material nonpublic information about Opendoor with anyone outside Opendoor. This prohibition covers your communications with spouses, family members, friends, business associates or persons with whom Opendoor is doing business (except to the extent that such persons are covered by a non-disclosure agreement (NDA) and the discussion is necessary to accomplish a business purpose of Opendoor). Further, you may not participate in “chat rooms” or other electronic discussion groups or contribute to blogs, bulletin boards or social media forums on the Internet concerning the activities of Opendoor or other companies with which Opendoor does business, even if you do so anonymously and/or you feel the information being conveyed is not material, unless doing so is part of your job responsibilities and you have explicit authorization from the Head of Communications.
2.3.3Trading in Derivative Securities of Opendoor. You may not trade derivative securities of Opendoor at any time. Derivative securities are securities other than common stock that are speculative in nature because they permit a person to leverage their investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) “put options” and “call options.” These are different from employee stock options.
2.3.4Short Selling of Opendoor Securities. You may not engage in short selling of Opendoor’s securities or purchase Opendoor’s securities on margin or hold them in a margin account at any time. Selling short includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is made through the expectation that the stock price will decrease during the period of borrowing. Purchasing Opendoor’s securities on margin is the use of borrowed money from a brokerage firm to purchase Opendoor’s securities. Holding Opendoor’s securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.
2.3.5Hedging of Opendoor Securities. Purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds, or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Opendoor’s equity securities, may cause an officer, director, or employee to no longer have the same objectives as Opendoor’s other stockholders. Therefore, all such transactions involving Opendoor’s equity securities, whether such securities were granted as compensation or are otherwise held, directly or indirectly, are prohibited by this policy, except as otherwise pre-approved by the board of directors in each instance.
2.3.6Pledging. Pledging of your Opendoor securities to secure a loan is highly discouraged. You may not pledge your Opendoor shares as collateral for a loan without the prior consent of Opendoor’s Chief Legal Officer.
2.3.7Trading in Companies with which Opendoor Does Business. The restrictions above also apply to transactions in the securities of other companies with which Opendoor does business, such as through a major contract, joint venture, or business combination.
2.3.8Transactions That Raise the Appearance of Impropriety. This policy prohibits not only illegal activities, but also other trading activities that may not be illegal, but create the appearance of impropriety. These additional restrictions are designed to protect both you and Opendoor from even the appearance of impropriety.

3.TRADING WINDOW
3.1General Rule. You may buy or sell Opendoor’s stock only during an open trading window period and when you do not possess material nonpublic information about Opendoor. Trading window periods are those periods of time during which persons subject to this policy can, potentially, trade Opendoor’s stock, so long as they are not in possession of material nonpublic information. At these times, the “window” is said to be “open.”
3.2Blackout Periods. Opendoor will impose standard “blackout” periods on the persons subject to this policy during which the “window” will be “closed” for such persons. Opendoor’s standard trading blackout period will begin at 11:59 p.m. Eastern Time on the 15th of the third month of each fiscal quarter and will end when the market opens on the third trading day after Opendoor publicly releases its earnings for such quarter (e.g., two full trading day sessions must elapse before the trading window opens).
3.3Additional Closed Windows. In addition, from time to time, Opendoor may inform any of its personnel that the window is “closed.” The window period may be closed or may not reopen if, in the judgment of Opendoor’s Chief Legal Officer, there exists undisclosed information that would make trades inappropriate. A trading blackout may be implemented, for example, if there is some information or development with or relating to Opendoor’s business that merits a suspension of trading. It is important to note that the fact that a trading blackout has been imposed and/or that the window period has not reopened should be considered material nonpublic information. If a trading blackout has been imposed due to the existence of material nonpublic information, generally the window period will not re-open until the market opens on the third trading day after Opendoor’s public dissemination of the material nonpublic information (e.g., two full trading day sessions have elapsed), or until such time a determination is made that it is no longer material nonpublic information. An individual subject to this policy who believes that special circumstances require them to trade outside the window period (e.g., during any trading blackout period) should consult with Opendoor’s Chief Legal Officer.
3.4Exceptions to Blackout Period. Exceptions to the blackout period policy may be approved only by Opendoor’s Chief Legal Officer (or, in the case of an exception for the Chief Legal Officer or persons or entities subject to this policy as a result of their relationship with the Chief Legal Officer, the Chief Financial Officer).
4.PRECLEARANCE POLICY FOR “PRECLEARANCE PERSONS”
4.1“Preclearance Persons.” In addition to the requirements of Section 3 above, directors, executive officers, and certain other employees designated from time to time by Opendoor’s Chief Legal Officer (collectively, the “Preclearance Persons”) may not engage in any transaction in Opendoor’s securities, including any purchase or sale in the open market, gift, loan, pledge or other transfer of beneficial ownership, without first obtaining preclearance of the transaction from Opendoor’s Chief Legal Officer at least two business days in advance of the proposed transaction. Employees may be designated as preclearance Persons by the Chief Legal Officer at any time and from time to time.
4.2How to Request Preclearance for a Trade. To request clearance for a trade, all Preclearance Persons, other than directors, should contact Opendoor’s Chief Legal Officer (or his or her designee) at least two business days prior to the desired trade date by completing and submitting an Insider Trading Policy Preclearance Checklist and Certification form. If circumstances dictate, Section 16 officers may, instead, email the Chief Legal Officer directly to request preclearance with a copy to preclearance@opendoor.com. Members of the Board of Directors should email the Chief Legal Officer directly with a copy to preclearance@opendoor.com. A member of the Legal Team designated by the Chief

Legal Officer will then determine whether the transaction may proceed and, if required, will coordinate Opendoor’s assistance in complying with the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if any, in accordance with any Section 16 compliance program that Opendoor has in place at that time. For employees, precleared transactions not completed within five business days shall require new preclearance under the provisions of this Section 4. Opendoor may, at its discretion, shorten such period of time. For members of the Board of Directors, preclearance transactions that are not completed within one business day shall require a new preclearance.
4.3Exceptions. Trading activities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) or that are small transactions are not exempted from this policy. The insider trading laws do not recognize any mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve Opendoor’s reputation for adhering to the highest standards of conduct.
The only exceptions to this policy are the following:
4.3.1Option Exercises, RSU Settlements and Employee Stock Purchase Plan Purchases. You may exercise options granted under Opendoor’s equity incentive plans for cash and may receive shares upon settlement of vested restricted stock units (“RSUs”); the “cashless” exercise of a stock option through a broker, however, involves a market sale of Opendoor's securities and does not qualify under this exception. In the event Opendoor adopts a mandatory “sell-to-cover” policy to enable employees to sell Opendoor stock automatically to cover withholding obligations in connection with RSU settlements, or a “net share withholding” policy to enable Opendoor to withhold shares to cover such withholding obligations in connection with RSU settlements, sales or shares withheld under such policy will also be exempt. Employees who are eligible to do so may also purchase (not sell)shares under any employee stock purchase plan that Opendoor may adopt, pursuant to the terms of such plan. In addition, sales directly to Opendoor in connection with repurchases of stock by Opendoor are permitted without restriction.
4.3.2Bona Fide Gifts. You may make a bona fide gift of Opendoor’s securities at any time, unless you know, or are reckless in not knowing, that the recipient intends to sell the securities while you are in possession of material nonpublic information about Opendoor.
4.3.3Rule 10b5-1 Plans. You may establish a written program, pursuant to Rule 10b5-1(c) of the Exchange Act, which permits (a) automatic trading of Opendoor’s stock according to set criteria or (b) trading of Opendoor’s stock by an independent person (such as an investment bank) who is not aware of material nonpublic information. All such programs must be made in full compliance with the requirements of the 10b5-1 Trading Plan Guidelines adopted by Opendoor, including that such trading plans may only be entered into during an open window period and while the participant does not possess material nonpublic information about Opendoor. All such programs must also include a “cooling off period” for (a) Section 16 reporting persons that extends to the later of 90 days after adoption or modification of a trading plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the trading plan was adopted, up to a maximum of 120 days; and (b) other employees and any other persons, that extends 30 days after adoption or modification of a trading plan. Section 16 reporting persons must also include a representation in the trading plan that the Section 16 reporting person is (a) not aware of any material nonpublic information about the Company or its securities; and (b) adopting the trading plan in good faith and not as part of a plan or scheme to evade Rule 10b-5. So long as the program is properly established, trading pursuant to a program may occur even at a time outside of the window period or when the plan participant is aware of material nonpublic information. Each form of program must be reviewed and approved by the Opendoor Legal Team, solely to confirm compliance with the Rule 10b5-1 Trading Plan Guidelines. To request review of a proposed Rule 10b5-1 trading plan that you may wish to adopt, please contact the Legal Team. Opendoor will not review or pre-approve the trading specifics of any program, only the form of the program itself. Once the program is prepared and becomes effective, it cannot be changed or deviated from except (a) with advance notice to Opendoor’s Legal Team, (b) in full compliance with the requirements of the Rule 10b5-1 Trading Plan Guidelines adopted by Opendoor, and (c) at a time when the plan participant is permitted to trade in Opendoor’s stock under the guidelines set forth in this policy. Modifications that change the amount, price, or timing of the purchase or sale of the securities underlying the plan will trigger a new cooling-off period as described above. Furthermore, at the discretion of Opendoor, the terms of such a program may be disclosed to the public through a filing with the SEC, a press release, or through other means to be determined by Opendoor.
5.CONSEQUENCES OF VIOLATIONS
Violations of either the insider trading laws or this policy are extremely serious matters. The SEC and stock exchanges monitor stock trading and routinely investigate suspicious activity. The penalties for violating the insider trading laws are severe (including fines and imprisonment), and even having to respond to an investigation can result in significant legal expenses and unwanted negative publicity for both you and Opendoor. In addition, violation of this policy may result in severe personnel action, up to and including termination of your employment or other relationship with Opendoor.
6.CHANGES TO THIS POLICY
Changes to this policy require approval by Opendoor’s board of directors or a duly appointed committee of Opendoor’s board of directors.
7.ADDITIONAL INFORMATION AND QUESTIONS
Please refer to the “Frequently Asked Questions” document separately available here. If you have any further questions about any aspect of this policy, please contact Opendoor’s Legal Team at preclearance@opendoor.com.

(As adopted by the Board of Directors on December 18, 2020, amended by the Audit Committee of the Board of Directors on December 6, 2021 and February 9, 2023, re-approved by the Audit Committee of the Board of Directors on December 6, 2023, and amended by the Audit Committee of the Board of Directors on August 22, 2024)